UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number    001-33578

SAMSON OIL & GAS LIMITED

(Translation of registrant’s name into English)

Level 36, Exchange Plaza
2 The Esplanade
Perth, Western Australia 6000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

As described in the press release dated July 3, 2009 attached hereto as Exhibit 99.1, Samson Oil & Gas Limited (the “Company”) issued to Macquarie Bank Limited (“Macquarie”) 29,300,000 ordinary shares on March 16, 2009 and 2,000,000 ordinary shares on July 1, 2009 in exchange for Macquarie’s cancellation of the previously issued options associated with a debt facility entered into in May 2006 (the “Transaction”).  The Transaction was previously discussed in the Company’s Form 6-K filed March 17, 2009.  The Company will issue an additional 5.5 million shares to Macquarie no later than November 30, 2009 in connection with the Transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAMSON OIL & GAS LIMITED

Date: July 8, 2009	/s/ Robyn Lamont
Name: Robyn Lamont
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release, dated July 3, 2009, announcing the issuance of an additional 2,000,000 ordinary shares to Macquarie Bank Limited